 Form 6-K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 2020

Commission File Number: 1-32575

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Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)

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30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]            No  [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Transaction in Own Shares

2 March 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 2 March 2020 it purchased the following number of "A" Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
02 March 2020	210,614	1,736.80 GBp	1,667.20 GBp	1,692.77 GBp	LSE
02 March 2020	31,760	1,715.80 GBp	1,672.60 GBp	1,694.00 GBp	BATS (BXE)
02 March 2020	51,157	1,718.00 GBp	1,673.40 GBp	1,690.85 GBp	Chi-X (CXE)
02 March 2020	73,569	20.2200 EUR	19.3660 EUR	19.7418 EUR	BATS (BXE)
02 March 2020	133,478	20.2250 EUR	19.2860 EUR	19.7680 EUR	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_02.03.2020 (https://ml-eu.globenewswire.com/Resource/Download/1223228a-9bb9-4439-83a5-80eb1fd44df4)

Transaction in Own Shares

03 March 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 03 March 2020 it purchased the following number of "A" Shares and “B” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
03 March 2020	56,701	20.5550 EUR	19.8120 EUR	20.1668 EUR	BATS (BXE)
03 March 2020	130,307	20.5450 EUR	19.8160 EUR	20.1203 EUR	Chi-X (CXE)

Aggregated information on “B” shares purchased according to trading venues:

Date of purchase	Number of “B” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
03 March 2020	183,488	1,740.00 GBp	1,713.80 GBp	1,724.40 GBp	LSE
03 March 2020	30,268	1,740.00 GBp	1,713.80 GBp	1,723.73 GBp	BATS (BXE)
03 March 2020	26,277	1,740.00 GBp	1,713.00 GBp	1,722.60 GBp	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_03.03.2020 long (https://ml-eu.globenewswire.com/Resource/Download/8360df9c-e62c-4677-9dc4-f60aecf68c28)

Transaction in Own Shares

04 March 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 04 March 2020 it purchased the following number of "A" Shares and “B” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
04 March 2020	70,446	20.4800 EUR	19.7620 EUR	20.1671 EUR	BATS (BXE)
04 March 2020	174,637	20.4750 EUR	19.7900 EUR	20.1913 EUR	Chi-X (CXE)

Aggregated information on “B” shares purchased according to trading venues:

Date of purchase	Number of “B” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
04 March 2020	506,521	1,767.80 GBp	1,711.60 GBp	1,742.10 GBp	LSE
04 March 2020	77,406	1,764.60 GBp	1,715.60 GBp	1,742.93 GBp	BATS (BXE)
04 March 2020	74,924	1,767.80 GBp	1,712.00 GBp	1,743.64 GBp	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_04.03.2020 long (https://ml-eu.globenewswire.com/Resource/Download/9b95dc0c-8ab0-491f-8f23-93b03ef87a57)

Transaction in Own Shares

5 March 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 5 March 2020 it purchased the following number of "A" Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
05 March 2020	824,582	1,734.00 GBp	1,685.80 GBp	1,702.25 GBp	LSE
05 March 2020	129,934	1,731.00 GBp	1,686.00 GBp	1,702.01 GBp	BATS (BXE)
05 March 2020	178,043	1,731.80 GBp	1,685.80 GBp	1,702.24 GBp	Chi-X (CXE)
05 March 2020	113,442	20.1900 EUR	19.6180 EUR	19.8057 EUR	BATS (BXE)
05 March 2020	213,036	20.2100 EUR	19.6220 EUR	19.8266 EUR	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_05.03.2020 long (https://ml-eu.globenewswire.com/Resource/Download/6be16056-4210-42df-944e-ee0df67120d1)

Transaction in Own Shares

6 March 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 6 March 2020 it purchased the following number of "A" Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
06 March 2020	952,173	1,679.80 GBp	1,603.20 GBp	1,636.33 GBp	LSE
06 March 2020	110,824	1,678.00 GBp	1,603.40 GBp	1,634.06 GBp	BATS (BXE)
06 March 2020	191,396	1,679.40 GBp	1,603.40 GBp	1,634.37 GBp	Chi-X (CXE)
06 March 2020	60,037	19.5120 EUR	18.5720 EUR	18.9853 EUR	BATS (BXE)
06 March 2020	141,684	19.5120 EUR	18.5680 EUR	18.9654 EUR	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_06.03.2020 (https://ml-eu.globenewswire.com/Resource/Download/1837d294-e188-4c21-8396-6147920d27a8)

Transaction in Own Shares

09 March 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 09 March 2020 it purchased the following number of "A" Shares and “B” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
09 March 2020	64,699	16.1460 EUR	14.4840 EUR	15.7345 EUR	BATS (BXE)
09 March 2020	143,835	16.1780 EUR	14.4960 EUR	15.7247 EUR	Chi-X (CXE)

Aggregated information on “B” shares purchased according to trading venues:

Date of purchase	Number of “B” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
09 March 2020	670,737	1,390.00 GBp	1,244.40 GBp	1,341.41 GBp	LSE
09 March 2020	81,670	1,390.00 GBp	1,247.80 GBp	1,342.98 GBp	BATS (BXE)
09 March 2020	85,862	1,390.00 GBp	1,245.80 GBp	1,340.00 GBp	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_09.03.2020 long (https://ml-eu.globenewswire.com/Resource/Download/f31a171b-9398-4241-bdf4-5524fccf3642)

Transaction in Own Shares

10 March 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 10 March 2020 it purchased the following number of "A" Shares and “B” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
10 March 2020	61,452	17.2940 EUR	15.4460 EUR	16.2247 EUR	BATS (BXE)
10 March 2020	152,298	17.2940 EUR	15.3980 EUR	16.2275 EUR	Chi-X (CXE)

Aggregated information on “B” shares purchased according to trading venues:

Date of purchase	Number of “B” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
10 March 2020	579,336	1,470.00 GBp	1,319.00 GBp	1,379.24 GBp	LSE
10 March 2020	68,283	1,465.60 GBp	1,319.40 GBp	1,376.86 GBp	BATS (BXE)
10 March 2020	71,979	1,457.80 GBp	1,319.00 GBp	1,377.39 GBp	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_10.03.2020 long (https://ml-eu.globenewswire.com/Resource/Download/9827d377-5b99-4fd7-af22-e176ea6dc548)

Transaction in Own Shares

11 March 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 11 March 2020 it purchased the following number of "A" Shares and “B” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
11 March 2020	94,196	16.3440 EUR	15.3300 EUR	15.5857 EUR	BATS (BXE)
11 March 2020	209,958	16.2460 EUR	15.3320 EUR	15.5699 EUR	Chi-X (CXE)

Aggregated information on “B” shares purchased according to trading venues:

Date of purchase	Number of “B” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
11 March 2020	590,564	1,398.60 GBp	1,300.00 GBp	1,325.62 GBp	LSE
11 March 2020	76,829	1,377.00 GBp	1,302.60 GBp	1,322.83 GBp	BATS (BXE)
11 March 2020	71,923	1,384.60 GBp	1,302.00 GBp	1,325.39 GBp	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_11.03.2020 long (https://ml-eu.globenewswire.com/Resource/Download/e1fd78b2-f9ea-458d-9896-43981c7ed41a)

Transaction in Own Shares

12 March 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 12 March 2020 it purchased the following number of "A" Shares and “B” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
12 March 2020	100,693	14.9220 EUR	13.0860 EUR	14.0508 EUR	BATS (BXE)
12 March 2020	286,701	14.9420 EUR	13.0440 EUR	14.1216 EUR	Chi-X (CXE)

Aggregated information on “B” shares purchased according to trading venues:

Date of purchase	Number of “B” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
12 March 2020	613,544	1,279.60 GBp	1,111.40 GBp	1,209.14 GBp	LSE
12 March 2020	78,195	1,279.40 GBp	1,110.80 GBp	1,195.60 GBp	BATS (BXE)
12 March 2020	57,146	1,279.40 GBp	1,113.60 GBp	1,203.19 GBp	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_12.03.2020 long (https://ml-eu.globenewswire.com/Resource/Download/b2ab89f2-e2f2-488b-af32-db5939534c0d)

Transaction in Own Shares

13 March 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 13 March 2020 it purchased the following number of "A" Shares and “B” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
13 March 2020	155,953	14.5980 EUR	12.4960 EUR	13.4154 EUR	BATS (BXE)
13 March 2020	394,154	14.5960 EUR	12.4940 EUR	13.3396 EUR	Chi-X (CXE)

Aggregated information on “B” shares purchased according to trading venues:

Date of purchase	Number of “B” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
13 March 2020	508,748	1,220.00 GBp	1,060.40 GBp	1,126.58 GBp	LSE
13 March 2020	75,280	1,218.00 GBp	1,061.60 GBp	1,122.16 GBp	BATS (BXE)
13 March 2020	74,442	1,220.00 GBp	1,061.40 GBp	1,127.38 GBp	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_13.03.2020 long (https://ml-eu.globenewswire.com/Resource/Download/8cbe3108-4123-498a-addd-321c53c8e7b8)

Transaction in Own Shares

16 March 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 16 March 2020 it purchased the following number of "A" Shares and “B” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
16 March 2020	227,497	12.2760 EUR	11.6280 EUR	11.9281 EUR	BATS (BXE)
16 March 2020	400,286	12.2380 EUR	11.5980 EUR	11.9089 EUR	Chi-X (CXE)

Aggregated information on “B” shares purchased according to trading venues:

Date of purchase	Number of “B” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
16 March 2020	579,800	1,079.20 GBp	996.90 GBp	1,026.23 GBp	LSE
16 March 2020	75,915	1,060.60 GBp	998.50 GBp	1,024.30 GBp	BATS (BXE)
16 March 2020	67,819	1,061.00 GBp	1,000.20 GBp	1,025.42 GBp	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_16.03.2020 long (https://ml-eu.globenewswire.com/Resource/Download/8b66bf05-3120-4666-8dc2-bdae0ad52417)

Transaction in Own Shares

17 March 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 17 March 2020 it purchased the following number of "A" Shares and “B” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
17 March 2020	181,557	12.1740 EUR	11.0100 EUR	11.7405 EUR	BATS (BXE)
17 March 2020	428,386	12.1660 EUR	10.9620 EUR	11.7333 EUR	Chi-X (CXE)

Aggregated information on “B” shares purchased according to trading venues:

Date of purchase	Number of “B” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
17 March 2020	622,490	1,050.00 GBp	967.70 GBp	1,012.64 GBp	LSE
17 March 2020	80,392	1,050.00 GBp	971.40 GBp	1,015.51 GBp	BATS (BXE)
17 March 2020	68,659	1,049.60 GBp	971.40 GBp	1,012.88 GBp	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_17.03.2020 long (https://ml-eu.globenewswire.com/Resource/Download/fe575b23-0d2e-443f-b091-70e22e272cc6)

Transaction in Own Shares

18 March 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 18 March 2020 it purchased the following number of "A" Shares and “B” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
18 March 2020	196,746	11.4100 EUR	10.5720 EUR	11.0267 EUR	BATS (BXE)
18 March 2020	423,618	11.4320 EUR	10.5680 EUR	11.0246 EUR	Chi-X (CXE)

Aggregated information on “B” shares purchased according to trading venues:

Date of purchase	Number of “B” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
18 March 2020	699,250	977.20 GBp	907.60 GBp	940.52 GBp	LSE
18 March 2020	85,436	980.30 GBp	908.00 GBp	940.88 GBp	BATS (BXE)
18 March 2020	79,976	971.80 GBp	908.40 GBp	941.58 GBp	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_18.03.2020 long (https://ml-eu.globenewswire.com/Resource/Download/480eef29-104b-4c0a-aa96-1ffc48e78002)

Transaction in Own Shares

19 March 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 19 March 2020 it purchased the following number of "A" Shares and “B” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
19 March 2020	185,392	11.7240 EUR	10.3700 EUR	10.8728 EUR	BATS (BXE)
19 March 2020	420,487	11.7400 EUR	10.3560 EUR	10.8684 EUR	Chi-X (CXE)

Aggregated information on “B” shares purchased according to trading venues:

Date of purchase	Number of “B” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
19 March 2020	710,216	1,020.00 GBp	889.70 GBp	950.11 GBp	LSE
19 March 2020	91,387	1,020.00 GBp	903.60 GBp	947.62 GBp	BATS (BXE)
19 March 2020	82,893	1,020.00 GBp	905.50 GBp	951.48 GBp	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_19.03.2020 long (https://ml-eu.globenewswire.com/Resource/Download/d7e7bac3-d73f-409c-9c2a-999f86c05375)

Transaction in Own Shares

20 March 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 20 March 2020 it purchased the following number of "A" Shares and “B” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
20 March 2020	150,551	12.2400 EUR	11.7480 EUR	12.0555 EUR	BATS (BXE)
20 March 2020	370,097	12.2400 EUR	11.7360 EUR	12.0456 EUR	Chi-X (CXE)

Aggregated information on “B” shares purchased according to trading venues:

Date of purchase	Number of “B” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
20 March 2020	663,263	1,046.00 GBp	1,011.00 GBp	1,031.64 GBp	LSE
20 March 2020	97,614	1,046.00 GBp	1,010.20 GBp	1,031.39 GBp	BATS (BXE)
20 March 2020	70,849	1,046.00 GBp	1,010.60 GBp	1,031.90 GBp	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_20.03.2020 long (https://ml-eu.globenewswire.com/Resource/Download/8a6244a7-e618-4376-9908-bc5fb4be1294)

Transaction in Own Shares

23 March 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 23 March 2020 it purchased the following number of "A" Shares and “B” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
23 March 2020	78,643	12.0600 EUR	11.3200 EUR	11.5588 EUR	BATS (BXE)
23 March 2020	142,522	12.0600 EUR	11.3300 EUR	11.5864 EUR	Chi-X (CXE)

Aggregated information on “B” shares purchased according to trading venues:

Date of purchase	Number of “B” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
23 March 2020	211,807	1,034.40 GBp	988.00 GBp	1,001.92 GBp	LSE
23 March 2020	29,613	1,021.20 GBp	989.50 GBp	999.63 GBp	BATS (BXE)
23 March 2020	22,805	1,034.40 GBp	988.70 GBp	1,001.23 GBp	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_23.03.2020 (https://ml-eu.globenewswire.com/Resource/Download/a6a203dc-37f7-4f66-9efa-6b6537b6c9ed)

Transaction in Own Shares

27 March 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 27 March 2020 it purchased the following number of "A" Shares and “B” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
27 March 2020	498,846	14.7580 EUR	14.2720 EUR	14.4800 EUR	Chi-X (CXE)

Aggregated information on “B” shares purchased according to trading venues:

Date of purchase	Number of “B” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
27 March 2020	846,856	1,302.00 GBp	1,204.40 GBp	1,257.91 GBp	LSE
27 March 2020	51,681	1,252.00 GBp	1,208.60 GBp	1,227.40 GBp	BATS (BXE)
27 March 2020	62,213	1,254.00 GBp	1,205.60 GBp	1,224.70 GBp	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_27.03.2020 long (https://ml-eu.globenewswire.com/Resource/Download/e28016e5-1766-4cee-bb8f-359daccc9255)

Transaction in Own Shares

30 March 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 30 March 2020 it purchased the following number of "A" Shares and “B” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
30 March 2020	108,309	15.0460 EUR	13.9600 EUR	14.7163 EUR	BATS (BXE)
30 March 2020	322,917	15.0500 EUR	13.9720 EUR	14.6611 EUR	Chi-X (CXE)

Aggregated information on “B” shares purchased according to trading venues:

Date of purchase	Number of “B” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
30 March 2020	741,652	1,272.00 GBp	1,178.40 GBp	1,237.41 GBp	LSE
30 March 2020	81,771	1,269.80 GBp	1,186.60 GBp	1,241.50 GBp	BATS (BXE)
30 March 2020	105,725	1,269.80 GBp	1,178.80 GBp	1,237.34 GBp	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_30.03.2020 (https://ml-eu.globenewswire.com/Resource/Download/203e3194-4892-4aa9-86f4-a1b15d7b5171)

Transaction in Own Shares

31 March 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 31 March 2020 it purchased the following number of "A" Shares and “B” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
31 March 2020	4,191	15.6300 EUR	15.3980 EUR	15.4897 EUR	BATS (BXE)
31 March 2020	247,073	15.9800 EUR	15.3940 EUR	15.8702 EUR	Chi-X (CXE)

Aggregated information on “B” shares purchased according to trading venues:

Date of purchase	Number of “B” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
31 March 2020	826,808	1,361.80 GBp	1,290.40 GBp	1,343.51 GBp	LSE
31 March 2020	10,649	1,338.00 GBp	1,299.20 GBp	1,329.42 GBp	BATS (BXE)
31 March 2020	4,543	1,337.80 GBp	1,310.20 GBp	1,329.78 GBp	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_31.03.2020 (https://ml-eu.globenewswire.com/Resource/Download/ef99a957-521f-4633-a60c-11d6cb56e3af)

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

Date: April 2, 2020	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary